As filed with the Securities and Exchange Commission on March 22, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GTJ REIT, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

36245K 104

(CUSIP Number of Class of Securities)

Paul Cooper

Chief Executive Officer

GTJ REIT, Inc.

60 Hempstead Avenue, Suite 718,

West Hempstead, New York 11552

(516) 693-5500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Tonya Mitchem Grindon, Esq.

Baker Donelson Bearman Caldwell & Berkowitz, PC

211 Commerce Street, Suite 800, Nashville, Tennessee 37201

(615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$850,000(a)	$103.02(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 100,000 shares in the offer, based upon a price per share of $8.50.
(b)

Calculated as $121.20 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for Fiscal Year 2019.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $103.02

Form or Registration No:  005-84045

Filing Party:  GTJ REIT, Inc.

Date Filed:  February 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 15, 2019 (together with Amendment No. 1, the “Schedule TO”), by GTJ REIT, Inc., a Maryland corporation (the “Company”). The Schedule TO relates to an offer by the Company to purchase for cash up to 100,000 shares of the Company’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated February 15, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to the Schedule TO. The price to be paid for the shares is $8.50 per share, in cash, less any applicable withholding taxes and without interest. The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”).

This Amendment No. 1 is being filed to update, as of December 31, 2018, the disclosure in the Schedule TO and Offer to Purchase related to the Company’s estimated net asset value per share (“Estimated NAV per Share”).  On March 20, 2019, the Company’s Board of Directors (the “Board”), including all of the Board’s independent directors, unanimously approved by written consent an Estimated NAV per Share of the Shares of $15.09 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding, including interpolated shares from the conversion of units from the Company’s operating partnership, calculated as of December 31, 2018.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by the following:

1)	The third full paragraph on page 2 of the Offer to Purchase is hereby deleted and replaced with the following:

The Shares are not listed on a national securities exchange, and there is no established trading market for the Shares. Thus, there are no historical trading prices for the Shares. On March 20, 2019, the board of directors, including all of the board’s independent directors, unanimously approved by written consent an estimated net asset value per share (the “Estimated NAV per Share”) of the Shares of $15.09 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding, including interpolated shares from the conversion of units from the Company’s operating partnership, calculated as of December 31, 2018. The purchase price offered by the Company is 43.7% below the Estimated NAV per Share. While the Company’s board of directors has approved this Offer, for reasons discussed herein, the Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer. In addition, American Stock Transfer & Trust Co., LLC, in its capacity as the Depositary, has not made and is not making any recommendation to any stockholder as to whether to tender or refrain from tendering his, her or its Shares.  Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, you should read carefully the information in or incorporated by reference into this Offer to Purchase and the related Letter of Transmittal, including the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2019, which describes the calculation of the Estimated NAV per Share, and other filings made by the Company with the SEC, which are incorporated herein by reference and can be found in the “Investor Relations—SEC Filings” section of the Company’s website, www.gtjreit.com. You are urged to discuss your decision with your tax advisor, financial advisor and/or custodian.

2)	The paragraph under “SUMMARY TERM SHEET—What is the most recent estimated net asset value per Share?” on page 6 of the Offer to Purchase is hereby deleted and replaced with the following:

On March 20, 2019, the board of directors, including all of the board’s independent directors, unanimously approved by written consent an estimated net asset value per share (the “Estimated NAV per Share”) of the Shares of $15.09 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding, including interpolated shares from the conversion of units from the Company’s operating partnership, calculated as of December 31, 2018. For a description of the methodologies and assumptions used to value the Company’s assets and liabilities in connection with the calculation of the Estimated NAV per Share, see the Company’s Current Report on Form 8-K filed with the SEC on March 22, 2019, which is incorporated herein by reference and can be found in the “Investor Relations – SEC Filings” section of the Company’s website, www.gtjreit.com.

3)

The first three sentences (i) in the first paragraph under “SUMMARY TERM SHEET—Why does GTJ’s board recommend rejection of its own tender offer?” on page 6 of the Offer to Purchase, (ii) in the second full paragraph on page 13 of the Offer to Purchase, and (iii) under the heading “THIS OFFER—7. Certain Effects of this Offer—Offer Price Could Undervalue the Shares” on page 21 of the Offer to Purchase are hereby deleted and replaced with the following:

The board believes that both the MacKenzie Offer price of $7.00 per Share and this Offer price of $8.50 per Share are well below the current and potential long-term value of the Shares.  This belief is based on, among other things, the most recent Estimated NAV per Share of $15.09 approved by the board.  The price offered by MacKenzie is 53.6% below the Estimated NAV per Share, and the price offered by the Company is 43.7% below the Estimated NAV per Share.

4)

The second paragraph under the heading “THIS OFFER—8. Certain Information Concerning the Company—Additional Information” on page 24 of the Offer to Purchase is hereby amended by adding the following to the bullet-point list of documents that the Company is incorporating by reference into the Offer to Purchase:

•	Our Current Report on Form 8-K filed with the SEC on March 22, 2019.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GTJ REIT, INC.

By: /s/ Louis Sheinker

Name: Louis Sheinker

Title: President and Chief Operating Officer

Dated: March 22, 2019

Exhibit Index

(a)(1)(i)*	Offer to Purchase, dated February 15, 2019

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Text of Letter to Stockholders of the Company dated February 15, 2019

(a)(1)(iv)*	Buckslip Provided to Stockholders Requesting Redemptions of Shares under Share Redemption Program

(a)(1)(v)*	Excerpt of disclosure from Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2019 regarding the Share Redemption Program

(a)(1)(vi)	Text of Letter to Stockholders of the Company dated March 22, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 22, 2019)

(b)(i)

Credit Agreement with KeyBank National Association and Keybanc Capital Markets Inc., dated as of December 2, 2015 (incorporated by reference to Exhibit 10.134 to the Company’s Annual Report on Form 10-K filed with SEC on March 29, 2016)

(b)(ii)

First Amendment to Credit Agreement and Other Loan Documents, dated June 30, 2016, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, KeyBank National Association and the other lending institutions party thereof (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iii)

Second Amendment to Credit Agreement and Other Loan Documents, dated July 27, 2017, with KeyBank National Association and other lending institutions party thereof (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iv)

Third Amendment to Credit Agreement and Other Loan Documents, dated February 27, 2018, by and among GTJ Realty, LP, and the Company, certain subsidiaries and/or affiliates of the Company, Key Bank National Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2018)

(b)(v)

Fourth Amendment to Credit Agreement and Other Loan Documents, dated July 31, 2018, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, Key Bank Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(i)	Executive Employment Agreement by and between Paul Cooper and the Company (incorporated by reference to Exhibit 10.137 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

(d)(ii)

Executive Employment Agreement by and between Louis Sheinker and the Company (incorporated by reference to Exhibit 10.138 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

(d)(iii)

Employment Letter, dated as of November 14, 2017, by and between the Company and Stuart Blau (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2017)

(d)(iv)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Paul Cooper (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(v)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Louis Sheinker (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(vi)	2007 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on May 1, 2008)

(d)(vii)	GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form S-8 Registration Statement (No. 333-218667), filed with the SEC on June 12, 2017)

(d)(viii)*	Share Redemption Program, effective as of January 1, 2017, inclusive of Amendment No. 1 dated January 30, 2018
(g)	None.

(h)	None.

*Previously filed with this Schedule TO on February 15, 2019.